Mail Stop 4561
Via fax (305) 531-1274

September 25, 2009

W. Russell Smith III
Chief Executive Officer
Ensurapet, Inc.
721 24th Street NE
Candon, Ohio 44714

Re: **Ensurapet, Inc.**
        Form 8-K filed September 22, 2009
        File No. 000-52279

Dear Mr. Smith,

        We note that you filed your Item 4.01 Form 8-K on September 22, 2009 in response to the issues raised in our letter dated August 17, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K filed on August 21, 2009

1.   We note you have requested Lawrence Scharfman CPA to provide a letter indicating whether or not they agree with your disclosures in your Form 8-K and they have not responded yet. When available, please file this letter in amended Form 8-K. If you are unable to obtain an Exhibit 16 letter, please file an amended Form 8-K to disclose this fact.

2.   When you amend your Form 8-K, please also revise to state whether the accountant's report on the financial statements for either of the past two years (i.e. rather than just fiscal 2008) contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification pursuant to Item 304(a)(1)(ii)

W. Russell Smith III
Ensurapet, Inc.
September 25, 2009
Page 2

of Regulation S-K. Further, you should disclose the audit scope was modified due to the Company's uncertainty regarding the ability to continue as a going concern in the accountant's report for the fiscal 2008 Form 10-K.

3.   Finally, when you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. If you have any questions, please call me at (202) 551-3379.

Sincerely,

Melissa Feider
Staff Accountant